Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tennant Company:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Tennant Company of our report dated February 24, 2012, with respect to the consolidated balance sheets of Tennant Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 10-K of Tennant Company.  We also consent to the reference to us under the heading “Experts” in such Registration Statement.

(signed) KPMG LLP

Minneapolis, Minnesota
October 30, 2012